Exhibit 12.01

Sbarro, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2006	2005	2004	2003	2002
Fixed charges:

Interest expense	$30,783	$30,680	$30,694	$31,039	$30,959
Rental expense	21,946	23,109	23,486	23,068	23,424

Total fixed charges (1)	$52,729	$53,789	$54,180	$54,107	$54,383

Earnings available for fixed charges:

Earnings (2)	$11,075	$3,280	$(4,644)	$(16,811)	$4,447
Add fixed charges	52,729	53,789	54,180	54,107	54,383

Total earnings available for fixed charges	$63,804	$57,069	$49,536	$37,296	$58,830

Ratio of earnings to fixed charges (3)	1.2	1.1	0.9	0.7	1.1

(1)	Total fixed charges consist of interest and one-third of rent expense (deemed to be a reasonable approximation of the interest factor for rent).
(2)	Earnings represent income before income taxes and equity in net income (loss) of unconsolidated affiliates.
(3)	The ratio of earnings to fixed charges has been computed based on dividing total earnings available for fixed charges by total fixed charges.